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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                                            ---------


                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F          X        Form 40-F ____
                                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____     No    X
                                              ---

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          Changes in Scheduled Dates Regarding the Contemplated Merger
                  Between Kookmin Bank and Kookmin Credit Card

On July 9, 2003, Kookmin Bank ("KB") released following information with regard to the contemplated merger (the "Merger") with Kookmin Credit Card ("KCC"), which was announced on May 30, 2003. Followings are the details.


   .   KB

    1. Expected date of KB board of directors approval on the Merger: July 23, 2003
    2. Submission of dissenting creditors objection: July 25, 2003 ~ August 24, 2003

   .   KCC

    1.  Expected date of approval of shareholders meeting of KCC: September 5,
        2003
    2.  Record date of shareholders: July 24, 2003
    3.  Appraisal right exercise period: September 8, 2003 ~ September 17, 2003
    4. Submission of dissenting shareholders objection: August 22, 2003 ~ September 4, 2003
    5. Submission of dissenting creditors objection: September 8, 2003 ~ September 17, 2003

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Kookmin Bank
                                           ----------------------------
                                           (Registrant)



       Date: July 9, 2003                  By:    /s/ Jong-Kyoo Yoon
                                           ----------------------------
                                           (Signature)

                                           Name:  Jong-Kyoo Yoon
                                           Title:  Executive Vice President and
                                                   Chief Financial Officer

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